Filed Pursuant to Rule 433

Registration No. 333-228364-15

**PRICED** $2,000,440,000 SDART 2021-2 (Subprime Auto)

Joint Leads: RBC (str), Citi, SIS

Co-Managers: BMO, MUFG, TD

-Anticipated Capital Structure-

CLS	SIZE(mm)*	WAL	M/F	P.WIN	L.FNL	BNCH	SPRD	YLD%	CPN%	PRICE
A-1	256.00	0.13	P-1/F1+	1-3	06/22	iLib	+3	0.14178	0.14178	100.00000
A-2	606.68	0.65	Aaa/AAA	3-14	04/24	EDSF	+12	0.283	0.28	99.99815
A-3	280.92	1.42	Aaa/AAA	14-21	02/25	EDSF	+15	0.346	0.34	99.99183
B	208.14	1.92	Aaa/AA	21-26	09/25	EDSF	+35	0.599	0.59	99.98423
C	329.55	2.54	Aa1/A	26-36	06/26	iSwp	+55	0.911	0.90	99.97674
D	319.15	3.44	Baa2/BBB	36-47	07/27	iSwp	+80	1.358	1.35	99.98598
E	138.76	<<NOT OFFERED>>

Expected Pricing : PRICED	Registration : SEC Registered
Expected Settle : 05/26/21	ERISA Eligible : Yes
First Pay Date : 06/15/21	Ticker : SDART 2021-2
ABS-15G Filing : Fri, 5/07/21	Pxing Speed : 1.50% ABS to 10.00% Call
Expected Ratings : Moody’s, Fitch	Min Denoms : $1k x $1k
Bill & Deliver : RBC

CUSIPs A-1 : 80286XAA2	-Available Information-
A-2 : 80286XAB0	* Preliminary Prospectus: Attached
A-3 : 80286XAC8	* Ratings FWP : Attached
B : 80286XAD6	* Intex CDI : Attached
C : 80286XAE4	* DealRoadshow.com : SDART20212
D : 80286XAF1	* Intex dealname : rbcsdar2101_small_pool
E : 80286XAG9	* Intex passcode : JAUU

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-375-6829.